Exhibit 2.2

TECHNOLOGY TRANSFER AND ASSIGNMENT AGREEMENT

THIS TECHNOLOGY TRANSFER AND ASSIGNMENT AGREEMENT (“Assignment”), dated as of December 3, 2020, is made by and between CURAEGIS TECHNOLOGIES, INC., a New York corporation with offices at 350 Linden Oaks, Rochester, New York 14625 ("Seller"), and POSEIDON FLUID POWER, LLC, a New York limited liability company with offices at 200 Canal View Boulevard, Rochester, New York 14623 ("Buyer").

WHEREAS, Seller has developed and owns all intellectual property rights and proprietary interests in certain technology which it refers to as the Aegis Technology, including, without limitation, software, prototypes, drawings, trade secrets and the inventions and technology described in certain US patents and patent applications; and

WHEREAS, on the same date as the date of this Assignment, Buyer and Seller have entered into an Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which Buyer has agreed to purchase certain assets and assume certain obligations of Seller; and

WHEREAS, among the assets to be acquired by Buyer is the Technology, as described above and as defined in the Purchase Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements of the parties contained herein and in the Purchase Agreement, the parties hereto agree as follows:

1.     Definitions.

In this Assignment, the following terms shall have the following meanings:

1.01      “Contract Quarter” means the period commencing from the date of this Assignment and ending on the first Quarter Date thereafter and each subsequent three-month period ending on the Quarter Date during the Retainage Period.

1.02     “Intellectual Property” means and includes all intellectual property rights of Seller in and to the Technology, including, without limitation, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, (including, without limitation, the Patents), together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, and trade names identifying the Technology or any products or prototypes incorporating or relying upon the Technology including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets related to the Technology, and (f) all computer software (including data and related documentation) constituting a part of the Technology.

1.03      “Quarter Date” means 31 March, 30 June, 30 September, 31 December.

1.04     “Retainage Period” means the period of ten (10) years commencing from the date of this Assignment.

1.05     "Technology" has the meaning set forth in the Purchase Agreement, and includes, without limitation, the technology described in the US Patents and Patent Applications listed below (collectively, the “Patents”), together with all Intellectual Property related to the Technology:

Description	Patent or Publication Number	Patent / Application
Rotatable Piston Assembly	Serial No. 16/160,286	Application (Pending)
Rotatable Piston Assembly	Serial No. 16/160,319	Application (Allowed)
Axial Piston Device	Serial No. 16/917,258	Application (Pending)
Axial Piston Device	Serial No. 15/116,695	Application (Pending)
Spool Valve for Fluid Control	RE42,633	Patent
Long Piston Hydraulic Machines	6,983,680	Patent (Expired)
Steer Drive for Tracked Vehicles	7,824,289	Patent (Expired)
Full Traction Differential with Hybrid Gearing	RE44,158	Patent (Expired)

2.     Transfer of Technology.

2.1     Assignment of Technology. In furtherance of the assignment, transfer and conveyance under the Purchase Agreement of the Assets (as that term is defined in the Purchase Agreement), Seller hereby assigns, transfers and conveys to Buyer and Buyer hereby acquires from Seller all right, title and interest in and to the Technology.

2.2     Further Assurances. Seller will from time to time and at all times hereafter, upon every reasonable request of Buyer, make, do and execute or cause or procure to be made, done and executed all such further acts, deeds, assurances or documents, whether for more effectually and completely vesting in Buyer the Technology, or any portion thereof or right therein, in accordance with the terms of this Assignment. Seller agrees that it shall hold in trust for Buyer, and transfer to Buyer at such time and in such manner as Buyer may direct, any of its property, and any interest therein, which was intended to be transferred, assigned and conveyed hereby, as to which title may not have passed to Buyer by virtue of this Assignment or any other document which may hereafter be executed and delivered in pursuance of the foregoing covenants.

To the extent the Technology or any software supporting or used in connection with the Technology resides on Seller’s computers or servers, Seller agrees to provide Buyer with reasonable access to such software and information, provided such software and information can be appropriately isolated or segregated from Seller’s other business information.

2.3     Further Assurances Regarding Patents. In furtherance of its obligations contained in section 2.2 of this Assignment, Seller covenants and agrees that upon reasonable request it will communicate to Buyer, its successors, legal representatives and assigns any facts known by Seller respecting the improvements that are the subject of the Patent Applications and, at Buyer’s request and expense, testify in any legal proceeding, sign all lawful papers, execute all divisional, continuing and reassure applications, make all rightful oaths and take all commercially reasonable actions to aid Buyer, its successors, legal representatives and assigns, to obtain and enforce proper patent protection for such improvements in all countries.

3.     Power of Attorney. Seller hereby appoints the person or persons who shall, from time to time, be designated by Buyer, its successors or assigns, and each of them, as its attorney-in-fact to do, sign and execute all acts, deeds, assurances and other instruments that in the discretion of the said attorney-in-fact may be necessary or desirable for the purpose of vesting in Buyer, its successors or assigns, the Technology hereby assigned, transferred or conveyed and of obtaining Letters Patent in the United States and in countries foreign to the United States with respect to the improvements that are the subject of the Patent Applications. Such power of attorney-in-fact, being coupled with an interest, may not be revoked and may be exercised in the name and on behalf of the successors and assigns of Buyer.

4.      Consideration.

a.      During the “Retainage Period”, Buyer shall pay to Seller the sum of the following:

i.	Five percent (5%) of all Product-Related Revenue;
ii.	Fifteen percent (15%) of all Licensing and Royalty Revenue; and
iii.	Zero percent (0%) of all Consulting Revenue.

For purposes hereof, (x) Product-Related Revenue shall refer to any and all revenue received from the sale or lease by or on behalf of Buyer and/or any of its affiliates, distributors, resellers or other channel partners of any products based upon or incorporating the Technology, (y) Licensing and Royalty Revenue shall refer to any and all license fees, royalties or other revenue received by Buyer from third parties for or in connection with the granting of any right to access or use of the Technology, and (z) Consulting Revenue shall refer to Small Business Innovation Research (“SBIR”) or other government funds, revenue received from third parties for Nonrecurring Engineering (“NRE”) work or other joint development or specific prototype development. For the avoidance of doubt, if any work product is generated by or results from any of the sources or activities identified in clause (z) above which incorporates or is based upon the Technology, including any modifications, enhancements or developments made thereto, which is subsequently sold, leased or licensed, Seller shall be entitled to the applicable revenue percentages in Section 4(a)(i) and/or 4(a)(ii). As used herein, “revenue” shall include any and all amounts actually received by Buyer, but shall exclude customer credits, returns, warranty claims, charge-backs, sales or commissions paid to third parties, shipping and transportation costs, and sales, excise or other taxes. Any payments due to Seller under this Section 4(a) shall be made within thirty (30) days of the end of each Contract Quarter.

Buyer shall provide Seller with a revenue statement for each Contract Quarter, which shall detail the payment due to Seller for the applicable Contract Quarter. In connection therewith, Buyer shall provide Seller with access to such books and records of Buyer as Seller reasonably requests in connection with Buyer’s preparation of the revenue statement. Seller will have 30 days after it receives a revenue statement (the “Review Period”) to notify Buyer in writing of any dispute with the revenue statement. If Seller notifies Buyer that it agrees with, or if Seller does not send a Dispute Notice (as defined below) with respect to, such revenue statement within the Review Period, then such revenue statement will be deemed agreed and will be conclusive, final and binding on the parties. If Seller notifies Buyer in writing within the Review Period that it does not agree with a revenue statement (the “Dispute Notice”), Seller and Buyer shall negotiate in good faith to resolve the disagreement, and any matters in the Dispute Notice that are resolved in writing by Seller and Buyer will be conclusive, final and binding on the parties. If Seller and Buyer do not resolve all of the matters in the Dispute Notice within 30 days after Buyer receives the Dispute Notice (or such longer period as they agree) then the parties shall submit the remaining unresolved matters (the “Open Matters”) to a mutually agreed upon independent accounting firm (the “Independent Accounting Firm”) and instruct the Independent Accounting Firm to provide a written determination of the Open Matters within 30 days of their submission, and such determination will be conclusive, final and binding on the parties (except in the case of manifest error or fraud). Seller and Buyer shall each pay fifty percent (50%) of the fees and costs of the Independent Accounting Firm. Any adjustment to the amount of the payment due for the Contract Quarter related to the revenue statement in dispute shall be paid within five (5) business days following final determination.

b.     In the event Buyer enters into any transaction or series of transactions involving any sale, transfer, assignment or other conveyance of all or any portion of the Technology prior to the expiration of the Retainage Period (a “sale event”), Buyer shall pay to Seller an amount to be determined in accordance with the following:

i.

With respect to a sale event occurring within the twelve (12) month period commencing on the date of this Assignment, Buyer shall pay to Seller forty percent (40%) of the net proceeds of such sale event.

ii.

With respect to a sale event occurring during the three (3) year period commencing on the 1st anniversary of the date of this Assignment, Buyer shall pay to Seller twenty percent (20%) of the net proceeds of such sale event.

iii.

With respect to a sale event occurring during the six (6) year period commencing on the fourth (4th) anniversary of the date of this Assignment Buyer shall pay to Seller ten percent (10%) of the net proceeds of such sale event.

Any payments due to Seller under this Section 4(b) shall be made within sixty (60) days of receipt of proceeds resulting from the applicable sale event.

For avoidance of doubt, as used herein, net proceeds of sale shall mean any and all amounts actually received by Buyer, its affiliates and/or any of their respective shareholders, members or other holders of equity interests, regardless of the timing of receipt or the manner or type of consideration received, and without regard to any future obligations of such recipients with respect thereto, after reasonable legal, accounting and other expenses of sale paid to third parties. In the event of a sale event, and upon payment of the amounts due to Seller under this Section 4(b), Buyer shall have no further obligation to make payment to Seller under Section 4(a) above or otherwise with respect to any Technology subject to the sale event. In connection with a sale event, Buyer shall provide Seller with sufficient information and documentation for Seller to confirm the net proceeds of sale and the amounts due to Seller under this Section 4(b).

c.     During the Retainage Period, Buyer agrees to use reasonable commercial efforts to commercialize the Technology. In the event that Buyer is unsuccessful in its efforts to commercialize the Technology or otherwise determines that there is no economically viable or commercially reasonable path forward to commercialize the Technology, Buyer will notify Seller of its intent to abandon its commercialization efforts, in which event Seller will have the right, at its sole option, to re-purchase the Technology, (including any developments or enhancements made by Buyer), and any related hard assets for a price equal to Buyer’s direct invested costs. In such event, should Seller thereafter sell the Technology within two years from the date of re-purchase, Buyer shall be entitled to forty percent (40%) of the net proceeds after reasonable legal, accounting and other expenses of sale paid to third parties.

d.     Commencing on the first anniversary of the date of this Assignment, and on each anniversary thereafter during the Retainage Period, Buyer agrees to render a status report to Seller, reporting sales activity, revenues and other information as reasonably requested by Seller.

5.     Miscellaneous. This Assignment shall be governed by the laws of the State of New York. It may not be changed orally, but only by agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought. Paragraph headings are for convenience of reference only and shall not be considered a part of this Assignment. This Assignment contains the entire agreement of the parties hereto with respect to the transactions covered hereby, and there are no agreements, undertakings or conditions, express or implied, between the parties hereto relating to the subject matter hereof, except as set forth in this Assignment.

IN WITNESS WHEREOF, this Assignment has been duly executed on behalf of Seller and Buyer as of December 3, 2020.

CURAEGIS TECHNOLOGIES, INC, Seller

By:______________________________________

Title:_____________________________________

POSEIDON FLUID POWER, LLC

By:______________________________________

Title:_____________________________________